SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

Vion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

927624106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  (Page 1 of 7)

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,503,927

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,503,927

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,503,927

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.45%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,506,352

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,506,352

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,506,352

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.47%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
         TO ITEMS 2(d) or 2(e)           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,506,352

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,506,352

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,506,352

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.47%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock") of Vion Pharmaceuticals, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of April 15, 1999 and amends and supplements the Schedule 13D dated August 14, 1998, as amended on September 3, 1998 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Margin accounts maintained at                        $5,191,540.42
Goldman Sachs, Merrill Lynch,
Smith Barney, Prudential and
Donaldson, Lufkin & Jenrette

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Margin accounts maintained at                        $4,643,290.44
Goldman Sachs, Merrill Lynch,
Smith Barney, Prudential and
Donaldson, Lufkin & Jenrette

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 1,503,927 shares of Common Stock, consisting of 625,468 shares of Common Stock held outright, 78,132 of the Issuer's Class A Warrants ("Class A Warrants") exercisable for 78,132 shares of Common Stock and 78,132 of the Issuer's Class B Warrants, which are in turn exercisable for 78,132 shares of Common Stock, and 2,500 shares of the Issuer's 5% Convertible Preferred Stock Series 1998 ("5% Preferred Stock") which are convertible into 722,195 shares of Common Stock. Elliott's beneficial ownership of 1,503,927 shares of Common Stock constitutes 9.45% of the total outstanding shares of Common Stock.

         Westgate beneficially owns 1,506,352 shares of Common Stock, consisting of 628,709 shares of Common Stock held outright, 77,724 Class A Warrants exercisable for 77,724 shares of Common Stock and 77,724 of the Issuer's Class B Warrants, which are in turn exercisable for 77,724 shares of Common Stock, and 2,500 shares of 5% Preferred Stock which are convertible into 722,195 shares of Common Stock. Westgate's beneficial ownership of 1,506,352 shares of Common Stock constitutes 9.47% of the total outstanding shares of Common Stock.

         Together, Elliott and Westgate beneficially own 3,010,279 shares of Common Stock constituting 17.93% of the outstanding shares of Common Stock.

         Effective as of June 8, 1999, the number of shares of Common Stock into which the shares of 5% Preferred Stock beneficially owned by Elliott, Westgate and Martley may be converted will be limited to that amount which would result in Elliott, Westgate and Martley having aggregate beneficial ownership of 19.9% of the total outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of the Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transaction was effected by Elliott during the past sixty (60) days:

                                                  Approx. Price per
                         Amount of Shs.           Share (excl. of
Date     Security        Bought (Sold)            commissions)

4/8/99   Common          223,479                    $4.4747

         The above transaction was effected by Elliott directly with the Issuer.

         The following transaction was effected by Westgate during the past sixty (60) days:

                                                   Approx. Price per
                         Amount of Shs.            Share (excl. of
Date     Security        Bought (Sold)             commissions)

4/8/99   Common             223,478                   $4.4747

         The above transaction was effected by Westgate directly with the Issuer.

         No other transactions that have not been previously reported were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Martley has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
April 15, 1999             ELLIOTT ASSOCIATES, L.P.


                             By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President


                                    MARTLEY INTERNATIONAL, INC.


                             By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President